UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Consolidated **Earnings Release**

Rio de Janeiro, March 1, 2011

contax

2010

4Q10

CTAX3: R$ 32.00
CTAX4: R$ 31.99
CTXNY: US$ 3.65
Market Cap: R$ 1,912 Million
December 31, 2010

IR Contacts

Rodrigo Cuesta
+55 (21) 3131-0692

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br
www.contax.com.br

Contax Participações S.A . (Bovespa: CTAX3, CTAX4; OTC: CTXNY) announces its results for the fourth quarter (4Q10) and fiscal year 2010.

The financial information presented in this report was prepaired in accordance with the International Financial Reporting Standards (“IFRS”) and with accounting practices adopted in Brazil, which are predicted in the Brazilian corporate law and the pronouncements, orientations ans interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Comissão de Valores Mobiliários (”CVM”), which are applicable to the Company’s operations. The data presented for 2009 was modified from previously reported figures to comply with IFRS and provide accurate comparisons with data for 2010, which are also disclosed in accordance with IFRS.

Contents

About Contax	2
Highlights	3
Key Figures	4
Operating Performance	5
Financial Performance	6
Net Operating Revenue (NOR)	7
Costs and Expenses	9
EBITDA	13
Depreciation	16
Net Financial Result	16
Net Income	16
Net Cash	17
Investments (CAPEX)	18
Stock Performance	19
Attachments	21
1. Income Statement	21
2. Balance Sheet	23
3. Cash Flow	24
4. EBITDA Reconciliation	25
5. Net Cash Reconciliation	25
Disclaimer	26

About Contax

Contax S.A. (“Contax”), a direct subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and a leader in the contact center and debt collection industry, and has been expanding its portfolio of services to become the only Business Process Outsourcing (BPO) company with broad specialization in customer relationship management (CRM). By providing customized consulting services that differentiate it from competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Today Contax's operations are concentrated in the segments of customer service, debt collection, telemarketing, retention, back-office, technology services and trade marketing. Contax has 82 clients and its business strategy prioritizes the development of long-term relationships with its clients, which are major companies in a variety of industries, such as telecommunications, finance, utilities and retailing, among others. In December 2010, the Company had 86.4 thousand employees in contact centers located in 9 Brazilian states and the Federal District.

The consolidated information of Contax Participações S.A., the results of which are disclosed in this earnings release, already includes, in addition to Contax, the results of Todo Soluções em Tecnologia S.A. (“Todo!”), Ability Comunicação Integrada Ltda. (“Ability”) and the Contax Sucursal Empresa Extranjera (“Contax Argentina”).

Highlights

NET REVENUE GROWS 11% TO R$2,398 MILLION IN 2010

▪ Net Operating Revenue (NOR) totaled R$ 2,398 million in 2010, for growth of 11.0% on 2009, for additional net revenue in the year of R$ 237 million. In 4Q10, Net Operating Revenue (NOR) totaled R$ 638 million, up 9.2% from 4Q09 and 3.3% from 3Q10.

▪ EBITDA was R$ 297 million in 2010, reaching an EBITDA margin of 12.4%. In 4Q10, EBITDA amounted to R$ 82 million, with an EBITDA margin of 12.9%.

▪ In December 2010, Contax received two additional installments from the long-term financing line contracted in March this year from the Brazilian Development Bank (BNDES) and Banco do Nordeste do Brasil (BNB). The total amount received in December was R$ 121 million, of which R$ 100 million came from the BNDES and R$ 21 million from BNB.

▪ Launching its international expansion strategy, Contax set up operations in Argentina in December 2010, after winning a customer service contract for one of Argentina's leading mobile telephone operators.

▪ Moving forward in its plan to expand its core business and accelerate the consolidation of its IT services in the market, on January 25, 2011, Contax announced a proposal to integrate its activities with Dedic GPTI, a subsidiary of Portugal Telecom. If approved, the transaction will be carried out through an incorporation of Dedic GPTI’s shares by Contax, with a capital increase at Contax and the delivery of the shares issued to the current shareholders of Dedic GPTI.

▪ The management of Contax proposed the payment of dividends of R$ 100 million relative to net income in 2010, following the allocations provided for by governing law, and which will be subject to approval by the Annual Shareholders’ Meeting. If approved, the amount to be distributed per common and preferred share will be R$ 1.68. This represents a dividend yield of 5.3% for both classes of shares, considering the share prices at the close of 2010.

Key Figures

Annual Data				2010 vs. 2009
Key Figures		2010	2009	Δ%
Net Revenues	R$ Million	2,398.0	2,161.0	11.0%
EBITDA	R$ Million	297.1	339.3	-12.4%
EBITDA Margin	(%)	12.4%	15.7%	-3.3 p.ps.
Net Income	R$ Million	108.5	131.7	-17.6%
Cash**	R$ Million	387.8	357.9	8.4%
Debt*	R$ Million	387.1	218.6	77.1%
Net Cash*	R$ Million	70.5	165.8	-57.5%
CAPEX	R$ Million	161.4	159.2	1.4%
Workstations*	(units)	38,680	34,820	11.1%
Employees*	(units)	86,357	78,200	10.4%

* Position at end of period

** Considers only cash and cash equivalents under current assets

Quarterly Data					4Q10 vs. 3Q10	4Q10 vs. 4Q09
Key Figures		4Q10	3Q10	4Q09	Δ%	Δ%
Net Revenues	R$ Million	638.4	618.2	584.8	3.3%	9.2%
EBITDA	R$ Million	82.3	79.0	121.4	4.1%	-32.2%
EBITDA Margin	(%)	12.9%	12.8%	20.8%	0.1 p.p.	-7.9 p.ps.
Net Income	R$ Million	33.9	24.6	54.4	38.0%	-37.6%
Cash**	R$ Million	387.8	306.5	357.9	26.5%	8.4%
Debt*	R$ Million	387.1	280.9	218.6	37.8%	77.1%
Net Cash*	R$ Million	70.5	89.7	165.8	-21.4%	-57.5%
CAPEX	R$ Million	54.7	51.5	49.2	6.3%	11.2%
Workstations *	(units)	38,680	36,789	34,820	5.1%	11.1%
Employees*	(units)	86,357	84,551	78,200	2.1%	10.4%

* Position at end of period

** Considers only cash and cash equivalents under current assets

Operating Performance

The year 2010 was marked by important developments in implementing the Company’s new strategic cycle, which was formulated and launched in 2009, and which has been positioning Contax as the only Business Process Outsourcing (BPO) company broadly specialized in Customer Relationship Management (CRM). This new and broader positioning seeks to maximize the value of the relationship between Contax’s clients and their final consumers, by integrating the multiple contact channels through which these relationships occur, a type of solution that has come to be known as "Customer Performance”.

In 2009, the first steps, in addition to the remote contact services via Contact Center, were taken to launch the operations of Todo!, which represents Contax’s structured entry into the IT services segment. In addition to providing full technological support to Contax's contact center and debt collection operations, Todo! is also a provider of complete solutions to the IT services market focused on the universe of CRM. In addition, Todo! has become the enabler of the design, implementation and operation of technological solutions provided as part of the newest BPO services offered by Contax.

Two new business fronts were established during the year, one increasing the diversification of the service offerings and the other expanding the geographic reach of the addressable market.

In September, it was announced the acquisition of Ability, aiming to complement Contax's service offering, which started providing its clients with on-site interaction services at the point of sale, a segment known as Trade Marketing, responsible for the sale and promotion of products and services to its clients.

In addition, in late 2010, Contax set up its branch office in Argentina, which effectively launched its international operations by winning the contract to provide customer service operations to one of that country's largest mobile phone operators, marking the initiation of its strategy to expand operations into Latin America.

The year 2010 was also marked by strong growth in Brazil's economy, with the latest estimates from the Central Bank pointing to GDP growth of 7.8% in relation to 2009. This environment of rapid growth helps to drive the strong growth in demand for the services offered by Contax, especially in the financial and retail segments, but also represents important challenges for the company's operations.  This high growth rate directly impacts the labor market and consequently the unemployment rate, which ended December at the historical low of the data series (which began to be compiled by the IBGE in 2002) of 5.3%. This scenario has directly affected Contax’s operations, particularly in São Paulo, where the high supply of openings, especially in the retail and service sectors, has intensified the competition for qualified labor. This scenario impacted our operating margins in the period, due to the pressures generated in the personnel cost line.

Contax has been minimizing these impacts by adopting additional measures to increase the Company’s attractiveness for retaining, motivating and recruiting its operators. New channels for recruiting professionals were launched, not only to replace turnover and the higher absenteeism of the operations, but also to increase the Company’s capacity to meet the emerging demand in the market. Contax has also been working to further diversify in areas where its operations are installed, seeking regions with higher supplies of qualified labor that offer a more favorable labor market for employers, and migrating and implementing new services into these locations.

Financial Performance

Annual Data			2010 vs. 2009
R$ (Thousand)	2010	2009	Δ%
Net Revenues	2,397,996	2,161,019	11.0%
Cost of Services Rendered	(1,914,363)	(1,661,378)	15.2%
Personnel	(1,535,701)	(1,315,520)	16.7%
Third-party	(268,413)	(241,304)	11.2%
Rent and Insurance	(93,062)	(91,981)	1.2%
Other	(17,187)	(12,573)	36.7%
SG&A	(162,045)	(148,678)	9.0%
Other Oper.Inc.&Exp., net	(24,447)	(11,643)	110.0%
EBITDA	297,142	339,318	-12.4%
Deprec. &Amort.	(122,109)	(116,411)	4.9%
EBIT	175,033	222,907	-21.5%
Financ. Res., net	2,532	(15,391)	n.m.
Other Inc.& Exp., net	7	(1,795)	n.m.
Income before inc.tax	177,571	205,721	-13.7%
Inc.tax & Social Contr.	(68,518)	(74,664)	-8.2%
Minority Interest	(555)	634	n.m.
Net Income	108,498	131,691	-17.6%

 n.m. not measured

Quarterly Data				4Q10 vs. 3Q10	4Q10 vs. 4Q09
R$ (Thousand)	4Q10	3Q10	4Q09	Δ%	Δ%
Net Revenues	638,436	618,174	584,799	3.3%	9.2%
Cost of Services Rendered	(498,620)	(492,376)	(422,230)	1.3%	18.1%
Personnel	(403,170)	(380,448)	(334,705)	6.0%	20.5%
Third-party	(66,887)	(84,392)	(62,861)	-20.7%	6.4%
Rent and Insurance	(24,173)	(22,751)	(22,127)	6.3%	9.2%
Other	(4,389)	(4,785)	(2,537)	-8.3%	73.0%
SG&A	(52,111)	(40,213)	(37,412)	29.6%	39.3%
Other Oper. Inc. & Exp., net	(5,430)	(6,548)	(3,794)	-17.1%	43.0%
EBITDA	82,276	79,037	121,363	4.1%	-32.2%
Deprec. & Amort.	(31,578)	(31,335)	(31,224)	0.8%	1.1%
EBIT	50,698	47,702	90,139	6.3%	-43.8%
Financ. Res., net	2,476	(447)	(3,370)	n.m.	n.m.
Other Inc.& Exp., net	(33)	6	(690)	n.m.	n.m.
Income Before Inc. Tax	53,141	47,261	86,079	12.4%	-38.3%
Inc.tax & Social Contr.	(19,030)	(22,444)	(31,718)	-15.2%	-40.0%
Minority Interest	(190)	(227)	47	-16.0%	n.m.
Net Income	33,920	24,590	54,407	37.9%	-37.6%

    n.m. not measured

Net Operating Revenue (NOR)

Net Operating Revenue (R$ million)

NOR in 2010 was R$ 2,398.0 million, for growth of 11.0% in relation to 2009. In absolute terms, revenue increased R$ 237.0 million. The main factors contributing to this growth were: i) the higher volume of operations with existing clients (R$ 145.0 million); ii) the contractual price adjustments (R$ 58.9 million), which partially reflected the higher costs; iii) the revenue from the Trade Marketing segment (Ability) of R$ 33.5 million; iv) new deals in our core business in various segments such as government, healthcare, financial and services (R$ 18.7 million). These effects were partially offset by the nonrecurrence of the one-off revenue registered in 2009 of R$ 19.1 million.

NOR in 4Q10 was R$ 638.4 million, for growth of 9.2% in relation to 4Q09. The main factors contributing to this growth were: i) the higher volume of operations with existing clients (R$ 29.0 million); ii) the revenue from the Trade Marketing segment (Ability) of R$ 26.5 million; iii) new business in various segments such as government, healthcare, financial and services (R$ 10.1 million); iv) the contractual price adjustments (R$ 9.0 million), which partially reflected the higher costs. These effects were partially offset by the nonrecurrence of the one-off revenue and retroactive price adjustments registered in 4Q09 of R$ 20.9 million.

In relation to 3Q10, NOR rose by R$ 20.3 million, or 3.3%, basically reflecting the revenue increase in the Trade Marketing (Ability) segment of R$ 19.5 million and the higher volume of operations in the core business with new and existing clients of R$ 6.4 million, which were partially offset by the one-off revenue reversal of R$ 5.6 million related to the conclusion of a contractual negotiation for price adjustment that had been provisioned in the previous period in an amount above that actually effected.

As was the case in the previous two quarters and despite the stronger demand from its clients, in 4Q10, Contax's growth was partially limited by the lack of infrastructure in certain locations. The expansion of new sites in Recife and Salvador, which will allow the Company to expand its operations, are being delivered between the end of 2010 and beginning of 2011.

From a product standpoint, Customer Service continues to account for the bulk of net revenue, representing 63% of total revenue in 2010, with this share remaining practically stable in relation to 2009. Telemarketing / Retention and Debt Collection operations accounted for 18% and 13% of NOR, respectively. The Telemarketing / Retention operations increased its share by 2 p.p. from the previous year, partially offsetting the relative decline in Debt Collection operations of 3 p.p. on the prior year.

NOR by Service Type (R$ Million and Share in %)

Costs and Expenses

Annual Data			2010 vs. 2009
Costs and Expenses (R$ Thousand)	2010	2009	Δ%
Net Operating Revenue (NOR)	2,397,996	2,161,019	11.0%
Total Costs and Expenses	(2,100,855)	(1,821,698)	15.3%
% of NOR	87.6%	84.3%	3.3 p.ps.
Cost of Services Rendered	(1,914,363)	(1,661,378)	15.2%
% of NOR	79.8%	76.9%	2.9 p.ps.
Personnel	(1,535,701)	(1,315,520)	16.7%
Third-party	(268,413)	(241,304)	11.2%
Rent and Insurance	(93,062)	(91,981)	1.2%
Others	(17,187)	(12,573)	36.7%
SG&A	(162,045)	(148,678)	9.0%
% of NOR	6.8%	6.9%	-0.1 p.p.
Other Oper. Inc. & Exp., net	(24,447)	(11,643)	110.0%
% of NOR	1.0%	0.5%	0.5 p.p.

Quarterly Data				4Q10 vs. 3Q10	4Q10 vs. 4Q09
Costs and Expenses (R$ Thousand)	4Q10	3Q10	4Q09	Δ%	Δ%
Net Operating Revenue (NOR)	638,436	618,174	584,799	3.3%	9.2%
Total Costs and Expenses	(556,157)	(539,137)	(463,436)	3.2%	20.0%
% of NOR	87.1%	87.2%	79.2%	-0.1 p.p.	7.9 p.ps.
Cost of Services Rendered	(498,620)	(492,376)	(422,230)	1.3%	18.1%
% of NOR	78.1%	79.6%	72.2%	-1.5 p.p.	5.9 p.ps.
Personnel	(403,170)	(380,448)	(334,705)	6.0%	20.5%
Third-party	(66,887)	(84,392)	(62,861)	-20.7%	6.4%
Rent and Insurance	(24,173)	(22,751)	(22,127)	6.3%	9.2%
Others	(4,389)	(4,785)	(2,537)	-8.3%	73.0%
SG&A	(52,111)	(40,213)	(37,412)	29.6%	39.3%
% of NOR	8.2%	6.5%	6.4%	1.7 p.p.	1.8 p.p.
Other Oper. Inc. & Exp., net	(5,430)	(6,548)	(3,794)	-17.1%	43.1%
% of NOR	0.9%	1.1%	0.6%	-0.2 p.p.	0.3 p.p.

In 2010, Contax's Costs and Expenses came to R$ 2,100.9 million, rising by 15.3% on the previous year, which basically reflected the growth in the Company's operating volumes, since the vast majority of costs and expenses originate from the service operations and accompany the variation in business volume. As a percentage of NOR, Costs and Expenses increased by 3.3 p.p., from 84.3% of NOR in 2009 to 87.6% in 2010. In general, this increase was mainly related to higher personnel costs due to higher personnel turnover and absenteeism, especially in São Paulo, in view of the significantly stronger job market, and also due to adjustments in wages, charges and benefits that were not fully passed through to prices.

On a quarterly basis, Contax's Costs and Expenses in 4Q10 totaled R$ 556.2 million, up 20.0% from 4Q09, reflecting the growth in the company’s operating volume and the increases in certain cost lines due to the factors explained below. As was the case in the annual comparison, as a percentage of NOR, costs and expenses increased by 7.9 p.p. in 4Q10 from 4Q09, going from 79.2% in 4Q09 to 87.1% in 4Q10. This increase was mainly due to the nonrecurrence of one-off increases and revenue that positively impacted 4Q09, which decreased the relative percentage of costs and expenses in that quarter, and, as was the case of the annual comparison, due to higher personnel cost caused by the stronger job market and by the increases in wages, charges and benefits not fully passed through to clients.

In the comparison of 4Q10 with 3Q10, Costs and Expenses increased by 3.2%, reflecting the higher volume of services rendered. As a percentage of NOR, 4Q10 remained practically in line with 3Q10.

A more detailed breakdown of Contax’s Costs and Expenses follows below.

Cost of Services Rendered

2010 versus 2009

In 2010, Cost of Services Rendered totaled R$ 1,914.4 million, 15.2% higher than in 2009. As a percentage of NOR, this item increased by 2.9 p.p. to 79.8% in 2010, from 76.9% in 2009.

•      Personnel: increase of R$ 220.2 million, or 16.7%, basically reflecting: i) the increases in salaries, benefits and charges (R$ 95.0 million); ii) the expansion in the workforce due to the higher volume of services rendered (R$ 80.8 million); iii) the higher costs with training, rescissions and new hires to launch the new operations and due to the higher turnover and absenteeism in certain operations (R$ 28.0 million); iv) the personnel costs in the Trade Marketing (Ability) segment that were incorporated as of September (R$ 16.4 million).

•      Third-party Services: increase of R$ 27.1 million, or 11.2%, basically explained by the higher costs with infrastructure maintenance services and facilities (electricity, security, cleaning and building maintenance) and with communication, sponsorship and donations.

•      Rent and Insurance: increase of R$ 1.1 million, or 1.2%, reflecting the leasing of new sites and adjustments to existing contracts, which were partially offset by the return of infrastructure rented from third parties.

4Q10 versus 4Q09

In 4Q10, Cost of Services Rendered was R$ 498.6 million, up R$ 76.4 million, or 18.1%, in relation to 4Q09. As a percentage of NOR, this item increased by 5.9 p.p., from 72.2% in 4Q09 to 78.1% in 4Q10.

•      Personnel: increase of R$ 68.5 million, or 20.5%, basically reflecting: i) the increases in salaries, benefits and charges (R$ 21.0 million); ii) the expansion in the workforce due to the higher volume of services rendered (R$ 20.1 million); iii) the higher costs with training, rescissions and new hires to launch the new operations and due to the higher turnover and absenteeism in certain operations (R$ 14.6 million); iv) the incorporation of the personnel costs from the Trade Marketing (Ability) segment of R$ 12.8 million.

•      Third-party Services: increase of R$ 4.0 million, or 6.4%, mainly explained by the higher costs with infrastructure maintenance services and facilities (electricity, security, cleaning and building maintenance) and with communication, sponsorship and donations.

•      Rent and Insurance: increase of R$ 2.0 million, or 9.2%, reflecting the leasing of new sites and the adjustments to existing contacts.

4Q10 versus 3Q10

In 4Q10, Cost of Services Rendered increased by R$ 6.2 million, or 1.3%, from 3Q10. As a percentage of NOR, this item declined by 1.5 p.p., from 79.6% in 3Q10 to 78.1% in 4Q10.

•      Personnel: increase of R$ 22.7 million, or 6.0%, basically reflecting: i) the expansion in the workforce due to the higher volume of services rendered (R$ 9.5 million); ii) the incorporation of the personnel costs from the Trade Marketing (Ability) segment (R$ 9.2 million); and iii) the higher costs with training, rescissions and new hires to launch the new operations and due to the higher turnover and absenteeism in certain operations (R$ 4.0 million).

•      Third-party Services: decrease of R$ 17.5 million, or 20.7%, mainly due to lower costs with communications, sponsorships and donations.

•      Rent and Insurance: increase of R$ 1.4 million, or 6.3%, mainly reflecting certain contractual increases.

Selling, General and Administrative Expenses

2010 versus 2009

SG&A Expenses accompanied the growth in operating volumes, closing 2010 at R$ 162.0 million, for growth of 9.0% from 2009. This variation is basically explained by the expansion in the Company's management team (R$ 9.7 million) and the increase related to infrastructure and facility maintenance services (R$ 3.5 million) resulting from the growth in the operational support area of the core business and the incorporation of support expenses from the new businesses (Trade Marketing and Argentina).

4Q10 versus 4Q09 and 3Q10

SG&A Expenses in 4Q10 totaled R$ 52.1 million, representing increases of 39.3% and 29.6% in relation to 4Q09 and 3Q10, respectively. The higher expenses were driven primarily by the incorporation of expenses related to support for the new businesses (Trade Marketing and Argentina) involving personnel, infrastructure and facilities, the increase in marketing expenses with advertising and corporate events, and specialized business support services.

Other Operating Revenue and Expenses

In 2010, Other Operating Revenue and Expenses totaled R$ 24.4 million, for an increase of R$ 12.8 million from 2009. This increase basically reflects the higher amount provisioned for labor contingencies due to the following factors: i) nonrecurring of the adjustments to credits in 2009 involving provisioned amounts that had been provisioned above the historical average of the effective losses; ii) the higher number of lawsuits as a result of the larger workforce; iii) the higher average amount provisioned for certain types of lawsuits.

In 4Q10, Other Operating Revenue and Expenses totaled R$ 5.4 million, for growth of R$ 1.6 million from 4Q09, basically explained by the higher number of lawsuits as a result of the larger workforce and the higher average amount provisioned for certain types of lawsuits. In accordance with 3Q10, Other Operating Revenue and Expenses decreased R$ 1.1 million, or 17.1%, mainly due to the reduction in the average amounts provisioned in the period, reflecting the better management of labor litigation, either through the elimination of causes for future litigation or due to the successful outcome of existing lawsuits.

EBITDA [1]

In 2010, EBITDA totaled R$ 297.1 million, a decrease of 12.4% from 2009. EBITDA margin in the period was 12.4%, down 3.3 p.p. from 2009.

EBITDA (R$ Million) and Margin EBITDA (%)

[1]EBITDA is net income before tax, net financial expenses, expenses with depreciation and amortization and non-operating income and expenses. EBITDA is not recognized under IRFS, does not represent cash flow in the periods presented, should not be considered an alternative to net income and is not an indicator of performance. EBITDA is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use EBITDA as an indicator of its operating performance.

In 2010, the Company obtained significant gains in terms of productivity of its operations, which resulted in an improved performance of its operators through the optimization of its systems and processes achieved by means of improvements to its operational model. Despite this important improvement, EBITDA in general was adversely affected by the difficulties the Company faced because of the upturn in the economy and job market, especially in some locations whose economic activity is stronger, which is the case of the city of São Paulo. In addition to the increase in personnel costs caused by the higher turnover and absenteeism, given the greater difficulty contracting and retaining operators in these regions, part of the increase in wages, charges and benefits that was granted this year was not passed through to revenue in the contractual adjustments with clients.

In 4Q10, EBITDA was R$ 82.3 million, decreasing 32.2% from 4Q09 and growing by 4.1% from 3Q10. EBITDA margin in the period was 12.9%, contracting by 7.9 p.p. from 4Q09, and in line with 3Q10.

The variations in EBITDA margin are explained in more detail below. [2]

The main factors responsible for the 3.3 p.p. decrease in EBITDA margin in the year in relation to 2009 were:

•      Loss of 0.7 p.p. due to the lack of the nonrecurring revenue that positively impacted 2009;

*Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).

•      Gain of 0.5 p.p. from the higher productivity of the operations, as a result of an improved performance of its operators through the optimization of its systems and processes achieved by means of improvements to its operational model;

•      Loss of 2.0 p.p. from the increase in personnel costs, mainly resulting from the higher staff turnover and absenteeism in locations with stronger economic activity;

•      Loss of 1.3 p.p. from the increase in salaries and benefits, which was partially offset by the increases in contract prices implemented over the last 12 months;

•      Gain of 0.2 p.p. from other costs.

In the comparison of 4Q10 with 4Q09, EBITDA margin narrowed from 20.8% to 12.9%. The main factors that explain this margin compression of 7.9 p.p. are: [

•      Loss of 4.0 p.p. due to the lack of nonrecurring revenue that had a positive impact in 4Q09;

•      Gain of 1.0 p.p. from the higher productivity of the operations, as a result of an improved performance of its operators through the optimization of its systems and processes achieved by means of improvements to its operational model;

•      Loss of 3.2 p.p. from the increase in personnel costs, mainly resulting from the higher staff turnover and absenteeism in locations with stronger economic activity;

•      Loss of 1.8 p.p. from the increase in salaries and benefits, which was partially offset by the increases in contract prices implemented over the last 12 months;

•      Gain of 0.1 p.p. from other costs.

*Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).

Depreciation

Depreciation came to R$ 122.1 million in 2010, R$ 5.7 million, or 4.9%, higher than in 2009, reflecting the investments made in 2009 and 2010 to support the expansion of the business. In 4Q10, depreciation was R$ 31.6 million, up R$ 0.4 million, or 1.1%, on 4Q09, and R$ 0.2 million, or 0.8%, higher than in 3Q10, reflecting investments made in the last few months to support the expansion of the business.

Net Financial Result

The Net Financial Result was financial income of R$ 2.5 million in 2010, versus a financial expense of R$ 15.4 million in 2009. The R$ 17.9 million increase mainly reflects the higher interest earned on financial investments, given the higher volume of these investments, the lower interest on leasing operations due to the amortization of leasing contracts, and the retroactive one-off credit adjustment related to the monetary correction of deposits in court.

In 4Q10, the Net Financial Result was positive R$ 2.5 million, up R$ 5.8 million from 4Q09, basically reflecting the higher interest on financial investments due to the higher volume and the retroactive one-off credit adjustments related to the monetary correction of deposits in court.

In the analysis of 4Q10 versus 3Q10, the Net Financial Result was R$ 2.9 million higher, basically reflecting the retroactive one-off credit adjustments related to the monetary correction of deposits in court.

Net Income

In 2010, Contax posted Net Income of R$ 108.5 million, for a decrease of R$ 23.2 million, or 17.6%, from 2009. This contraction is basically explained by the R$ 42.2 million reduction in EBITDA detailed earlier and the R$ 5.7 million increase in Depreciation, which were partially offset by the R$ 17.9 million improvement in the Financial Result and the R$ 6.1 million decrease in Income Tax and Social Contribution Tax.

In 4Q10, Net Income was R$ 33.9 million, down R$ 20.5 million from 4Q09. The contraction is basically explained by the R$ 39.1 million decrease in EBITDA detailed above, which was partially offset by the R$ 12.7 million decrease in Income and Social Contribution taxes and the R$ 5.8 million improvement in the Net Financial Result.

In comparison with 3Q10, Net Income increased by R$ 9.3 million, or 37.9%. This amount reflects the R$ 3.2 million increase in EBITDA detailed above, the R$ 2.9 million improvement in the Financial Result and the R$ 3.4 million reduction in Income and Social Contribution taxes.

Net Income (R$ Million)

Net Cash 2 [4]

Cash and cash equivalents ended 2010 at R$ 457.7 million, for an increase of R$ 73.2 million, or 19.0%, from the position in December 2009. This increase is mainly explained by the flows from financing activities, with net inflow of R$ 178.7 million related to the disbursement of the loans contracted with the BNDES and BNB, and by the operating cash flow of R$ 166.3 million, which were partially offset by the use of cash in the investment program of R$ 183.3 million and by the payment of R$ 89.5 million in dividends.

In comparison with 3Q10, cash and cash equivalents increased by R$ 87.1 million, or 23.5%. The increase was mainly explained by the flows from financing activities, with net inflow of R$ 112.8 million, and by the operating cash flow of R$ 30.7 million, which were partially offset by the use of cash in the investment program of R$ 56.4 million.

[4]2 Net Cash is calculated by substracting from cash and financial investmetns the balances of "loans and financing" and "leasing”. Net Cash is not recognized under IFRS, does not represent cash flow in the periods presented, should not be considered an alternative to cash and cash equivalents and is not an indicator of performance. Net Cash is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use Net Cash as an indicator of its operating and financial performance.

Contax's gross debt stood at R$ 387.1 million in December 2010, for an increase of R$ 168.5 million, or 77.1%, from 2009, basically reflecting the disbursement of the loans contracted with the BNDES and BNB, which was partially offset by the amortization of installments of loans contracted previously and of leasing agreements. In comparison with 3Q10, gross debt increased by R$ 106.3 million, mainly due to the receipt of disbursements from the loans contracted with the BNDES and BNB, which was partially offset by the amortization of installments of loans contracted previously and of leasing agreements.

Net Cash ended December 2010 at R$ 70.5 million, declining by R$ 95.3 million, or 57.5%, from the position at the end of 2009, due to the same factors mentioned above.

Investments (CAPEX)

In 2010, Contax's investments totaled R$ 161.4 million, practically in line with the amount invested the previous year. The investments were mainly directed to support the expansion of the business, especially for the sites located in the states of Pernambuco, Minas Gerais and Bahia, which also began to house certain important operations that migrated from sites located in other regions, especially from São Paulo. Contax also made important investments in technology, acquiring new systems, dialers and recorders that will support improvements in operational productivity.

In 4Q10, Contax’s investments totaled R$ 54.7 million. Of the total invested in the quarter, 69.5% was allocated to expanding the operations, especially for expanding the sites in the states of Pernambuco, Minas Gerais and Bahia.

Investments						2010 vs. 2009	4Q10 vs. 3Q10	4Q10 vs. 4Q09
R$ (Thousand)	2010	2009	4Q10	3Q10	4Q09	Δ%	Δ%	Δ%
Growth Revenue	122,381	146,903	38,052	42,549	45,287	-16.7%	-10.6%	-16.0%
Reinvestments	34,686	8,958	15,797	7,157	3,097	287.2%	120.7%	410.0%
Others	4,309	3,308	898	1,781	846	30.3%	-49.5%	6.2%
Total Investment	161,376	159,169	54,747	51,486	49,230	1.4%	6.3%	11.2%

Stock Performance

The first six months of 2010 were marked by the worsening of the economic crisis in countries in the Euro Zone, reflecting more specifically the confidence crisis regarding the solvency of governments and financial systems in the so-called PIIGS, which is an acronym for Portugal, Ireland, Italy, Greece and Spain, which were the countries experiencing more delicate financial situations. This scenario influenced major world stock markets, which ended the six-month period with sharp losses, among them the São Paulo Stock Market (“BM&FBovespa”), whose benchmark IBovespa Index ended the period with a cumulative loss of 11%.

The second-half of the year was marked by improving expectations in world markets, with the perception that the governments of more developed economies would work together to maintain monetary and fiscal stimuli for a longer period of time. Also helping to improve expectations were the positive results reported by companies and the application of stress testing at European banks, which indicated that these balances were stronger than originally expected.

In the Brazilian market, uncertainties regarding the presidential elections and the mega capitalization carried out by Petrobras prevented the IBovespa Index from performing better, effectively limiting the recovery in the index, which registered a gain of only 1% in the whole of the year.

On the other hand, with the growth in the Brazilian economy registered in 2010 and the better prospects for the economy in the coming years, certain companies, especially those with higher exposure to the domestic market, recorded significant gains in their stock prices.

The index composed of small-cap stocks on the BM&FBovespa reflected this trend, registering a cumulative gain of 22.7% in the year.

Contax shares also enjoyed the benefits of the better domestic scenario, ending the year with a gain of 19.1% for the common stock and 28.0% for the preferred stock. The ADRs, which were additionaly influenced by the stronger Brazilian real, posted a gain of 35.2% in the same period.

Despite the fluctuations in world stock markets, the Brazilian market continues to recognize the quality of Contax’s management and services, its promising outlook for growth in its core business and its new strategic growth vectors.

Quarterly Data ¹				4Q10 vs. 3Q10	4Q10 vs. 4Q09
Share Performance	4Q10	3Q10	4Q09	Δ%	Δ%
Number of Shares ('000)	59,771	59,771	59,771	-	-
Market Cap (R$ Million)	1,912	1,761	1,537	8.6%	24.4%
Price*
CTAX3 (R$)	32.00	32.50	26.87	-1.5%	19.1%
CTAX4 (R$)	31.99	27.55	25.00	16.1%	28.0%
CTXNY (US$)	3.65	3.14	2.70	16.2%	35.2%
Small Cap Index**	1,440	1,341	1,173	7.3%	22.7%
Ibovespa	69,305	69,430	68,588	-0.2%	1.0%
Dow Jones	11,578	10,788	10,428	7.3%	11.0%
Avg. Daily Vol. of Shares
CTAX3	19,153	18,570	7,047	3.1%	171.8%
CTAX4	86,511	94,924	153,733	-8.9%	-43.7%
CTXNY	9,347	3,744	27,295	149.7%	-65.8%
Avg. Daily Financial Vol. ('000)
CTAX3 (R$)	596,892	574,271	152,455	3.9%	291.5%
CTAX4 (R$)	2,565,568	2,844,169	2,935,947	-9.8%	-12.6%
CTXNY (US$)	32,657	10,996	61,142	197.0%	-46.6%

¹ Amounts adjusted to consider the stock grouping and split on January 15, 2010.

* End of quarter | ** Small Cap Index of the BM&FBovespa | Source: Bloomberg

CTAX3 X CTAX4 X SMLL* X IBOV**

* BM&FBovespa’s Small Cap Index

** Bovespa Index

ATTACHMENTS

1)  Consolidated Income Statement for the Period

Quarterly Data				4Q10 vs. 3Q10	4Q10 vs. 4Q09
(R$ Thousand)	4Q10	3Q10	4Q09	Δ%	Δ%
Sales and Services Revenues	690,356	667,027	631,560	3.5%	9.3%
Deduction from Gross Revenues	(51,919)	(48,853)	(46,761)	6.3%	11.0%
Net Revenues	638,436	618,174	584,799	3.3%	9.2%
Cost of Goods Sold (COGS)	(527,666)	(521,243)	(448,304)	1.2%	17.7%
Gross Profit	110,770	96,931	136,495	14.3%	-18.8%
Operating Revenue (Expenses)	(57,629)	(49,670)	(50,416)	16.0%	14.3%
Selling Expenses	(7,925)	(6,720)	(6,565)	17.9%	20.7%
G&A Expenses	(46,717)	(35,962)	(35,996)	29.9%	29.8%
Financial Results	2,476	(447)	(3,370)	n.m.	n.m.
Financial Revenues	11,238	7,979	6,067	40.8%	85.2%
Financial Expenses	(8,761)	(8,426)	(9,437)	4.0%	-7.2%
Other Operating Revenues	5,876	6,895	6,994	-14.8%	-16.0%
Other Operating Expenses	(11,340)	(13,436)	(11,479)	-15.6%	-1.2%
Income Before Taxes	53,141	47,261	86,078	12.4%	-38.3%
Income tax and Social Contribution Provision	(18,788)	(23,098)	(30,438)	-18.7%	-38.3%
Deferred Income Taxes	(242)	654	(1,281)	n.m.	n.m.
Minority Interest	(190)	(227)	47	-16.0%	n.m.
Net Income (loss)	33,920	24,590	54,407	37.9%	-37.7%
Number of Shares Excluding Treasury (in '000) *	59,369	59,319	59,094	0.1%	0.5%
EPS (R$)	0.57	0.41	0.92	37.8%	-37.9%

* To improve comparability with 4Q10, the number of shares in 4Q09 was adjusted to reflect the stock grouping and split carried out on January 15, 2010.

n.m. not measured

Annual Data			2010 vs. 2009
(R$ Thousand)	2010	2009	Δ%
Sales and Services Revenues	2,588,367	2,335,252	10.8%
Deduction from Gross Revenues	(190,370)	(174,233)	9.3%
Net Revenues	2,397,996	2,161,019	11.0%
Cost of Goods Sold (COGS)	(2,026,392)	(1,760,164)	15.1%
Gross Profit	371,604	400,855	-7.3%
Operating Revenue (Expenses)	(194,033)	(195,134)	-0.6%
Selling Expenses	(26,976)	(27,709)	-2.6%
G&A Expenses	(145,149)	(138,594)	4.7%
Financial Results	2,532	(15,391)	n.m.
Financial Revenues	33,213	24,531	35.4%
Financial Expenses	(30,681)	(39,922)	-23.1%
Other Operating Revenues	18,705	15,332	22.0%
Other Operating Expenses	(43,145)	(28,772)	50.0%
Income Before Taxes	177,571	205,721	-13.7%
Income tax and Social Contribution Provision	(70,708)	(70,998)	-0.4%
Deferred Income Taxes	2,190	(3,666)	n.m.
Minority Interest	(555)	634	n.m.
Net Income (loss)	108,498	131,691	-17.6%
Number of Shares Excluding Treasury (in '000) *	59,369	59,094	0.5%
EPS (R$)	1.83	2.23	-18.0%

* To improve comparability with 2010, the number of shares in 2009 was adjusted to reflect the stock grouping and split carried out on January 15, 2010.

n.m. not measured

2)  Consolidated Balance Sheet

Balance Sheet (R$ Thousand)
Assets	12/31/2010	09/30/10	12/31/09
Total Assets	1,378,357	1,290,855	1,071,673
Current Assets	602,073	556,018	508,662
Cash and equivalents	387,803	306,522	357,853
Credits (Clients)	176,302	173,004	128,486
Deferred and Recoverable Taxes	7,133	47,448	3,673
Prepaid Expenses and Others	30,835	29,044	18,650
Non-current Assets	776,484	734,837	563,011
Long-term Assets	252,457	209,706	130,092
Judicial deposits	93,865	81,823	53,382
Cash Investments	69,869	64,075	26,590
Deferred and Recoverable Taxes	74,652	48,837	37,351
Credits Receivable	9,485	10,576	11,425
Restricted Cash	2,013	2,006	-
Other assets	2,573	2,389	1,344
Fixed Assets	524,027	525,131	432,919
Investments	49,081	74,365	-
Plant, property and equipment	405,873	377,849	352,473
Intangible Assets	69,073	72,917	80,446
Liabilities	12/31/2010	09/30/10	12/31/09
Total Liabilities	1,378,557	1,290,855	1,071,673
Current Liabilities	504,476	528,028	453,883
Short-term loans & financing	69,150	61,359	65,188
Suppliers	83,160	69,933	77,033
Wages and benefits	230,569	272,596	197,818
Taxes payable	43,093	85,906	33,477
Dividends payable	28,959	3,192	32,787
Others	49,545	35,042	47,580
Long-term Liabilities	453,110	352,761	214,285
Long-term loans & financing	317,994	219,523	153,420
Provisions	88,266	85,594	59,921
Others	46,850	47,644	944
Minority Interest	2,000	1,810	1,445
Shareholders' Equity	418,971	408,256	402,060
Capital Stock	223,873	223,873	223,873
Capital reserves	14,731	9,311	19,639
Revenue reserves	118,329	109,831	109,831
Accrued Income	62,038	65,241	48,717

3)  Accrued and Consolidated Cash Flow

Cash Flow (R$ Thousands)	12/31/2010	12/31/2009
Net Cash from Operating Activities	220,404	278,786
Net Cash Flow Generated in Operating Activities	269,942	293,838
Net Income	108,498	131,691
Depreciation and Amortization	122,109	116,411
Accrued Interest Expenses	21,242	31,015
Monetary Variation (Active) Passive, net	(3,868)	(1,890)
Contingencies and Other Provisions	20,913	1,874
Instrument Sheet for Share-based Compensation	2,689	9,995
Deferred income tax and social contribution tax	(2,190)	3,666
Participação de Acionistas não Controladores	555	(634)
(Gains (Losses) from the Sale of Fixed Assets	(6)	1,710
(Increase) Decrease in Assets and Liabilities	(49,539)	(15,052)
Increase (Decrease) in Accounts Receivable	(34,280)	(26,351)
Increase (Decrease) in Prepaid Expenses	(4,384)	(8,059)
Increase (Decrease) in Deferred Taxes	(7,871)	(2,720)
Increase (Decrease) in Other Assets	(7,571)	(2,017)
Increase/ (Decrease) in Payroll and Related Charges	25,537	15,894
Increase/(Decrease) in Suppliers	2,862	186
Increase/(Decrease) in Taxes Payable	(7,848)	10,362
Increase/ (Decrease) in Other Liabilities	4,500	28,783
Interest Paid and Financial Debt	(20,483)	(31,130)
Other	-	-
Interest Paid on Financial Debt	-	-
Net Cash used in Investing Activities	(260,111)	(201,951)
Non-current Financial Investment	(39,497)	(26,590)
Restricted Cash	(2,000)	-
Acquisition of Fixed Assets	(162,533)	(158,901)
Judicial Deposits	(36,241)	(16,487)
Sale of Fixed Assets	179	27
Ability Acquisition	(20,019)	-
Net Cash used in Financing Activities	69,657	(74,910)
Short-term loans & financing	-	-
Long-term loans & financing	177,458	(13,542)
Leasing Payments	(9,740)	(11,674)
Dividend Payments	(89,000)	(49,380)
Repurchase of Shares	(9,061)	(314)
Sale of Shares	-	-
Monetary variation	-	-
Increase (Reduction) in Cash and Cash Equivalents	29,950	1,925
Cash and Cash Equivalents – Beginning of Period	357,853	355,928
Cash and Cash Equivalents – End of Period	387,803	357,853

4)  EBITDA Reconciliation

Quarterly Data				4Q10 vs. 3Q10	4Q10 vs. 4Q09
EBITDA Reconciliation (R$ Thousand)	4Q10	3Q10	4Q09	Δ%	Δ%
Net Income	33,920	24,590	54,407	38.0%	-37.6%
(-) Minority Interest	190	227	(47)	-16.0%	n.m.
(+) Income Tax & Social Contr.	19,030	22,444	31,718	-15.2%	-40.0%
Operating Income	53,141	47,261	86,079	12.4%	-38.3%
(-) Other Revenues and Expenses	33	(6)	690	n.m.	n.m.
(+) Financial Expenses	8,761	8,426	9,437	4.0%	-7.2%
(-) Financial Revenues	(11,238)	(7,979)	(6,067)	40.8%	85.2%
(-) Depreciation and Amortization	31,578	31,335	31,224	0.8%	1.1%
EBITDA	82,276	79,037	121,363	4.1%	-32.2%

 n.m. not measured

Annual Data			2010 vs. 2009
EBITDA Reconciliation (R$ Thousand)	2010	2009	Δ%
Net Income	108,498	131,691	-17.6%
(-) Minority Interest	554	(634)	n.m.
(+) Income Tax & Social Contr.	68,518	74,664	-8.2%
Operating Income	177,571	205,721	-13.7%
(-) Other Revenues and Expenses	(7)	1,795	n.m.
(+) Financial Expenses	30,681	39,922	-23.1%
(-) Financial Revenues	(33,213)	(24,531)	35.4%
(-) Depreciation and Amortization	122,109	116,411	4.9%
EBITDA	297,142	339,318	-12.4%

     n.m. not measured

5)  Net Cash Reconciliation

Quarterly Data				4Q10 vs. 3Q10	4Q10 vs. 4Q09
Net Cash Reconciliation (R$ Thousand)	4Q10	3Q10	4Q09	Δ%	Δ%
(+) Cash and equivalents	387,803	306,522	357,853	26.5%	8.4%
(+) Financial Investments	69,869	64,075	26,590	9.0%	162.8%
(-) Loans & financing	(387,144)	(280,882)	(218,608)	37.8%	77.1%
Net Cash	70,528	89,715	165,835	-21.4%	-57.5%

    n.m. not measured

Disclaimer

The information contained in this document relating to the business prospects, estimates of operating and financial results, and growth prospects of Contax are merely projections and as such are based exclusively on Management’s expectations concerning the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy and the industry and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 02, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.